UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  FORM 12b-25
            [ X] Form 10-K  [ ] Form 20-F  [ ]  Form 11-K  [ ] Form 10-Q

For Period Ended: December 31, 2003                    SEC FILE NUMBER 001-09418
                                                        CUSIP NUMBER 05459Q 20 6
[x ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

Part I - Registrant Information

        Full Name of Registrant                   Axia Group, Inc.

        Former Name if Applicable

        Address of Principal Executive Office:    268 West 400 South, Suite 300
                                                  Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative

        State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

        Axia Group, Inc. has over the past six months gone through a complete change in its accounting staff during the past six months. During the same period the Registrant has sold certain assets and experienced changes in the Registrant's operations that have created delays in the preparation and completion of the financial statements of the Registrant. Because of the time and resources dedicated to those efforts and the recent changes to the Registrant's accounting staff, the Registrant will be unable to complete the Form 10-KSB on a timely basis without unreasonable effort or expense.

Part IV - Other Information

        (1) Name and telephone number of person to contact in regard to this notification.

      Richard D. Surber            President            (801) 575-8073
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      (Name)                       (Title)             (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                               (X ) Yes  ( )  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                (  ) Yes  (X) No

               If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                      N/A

                                  Axia Group, Inc.
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                    (Name of Registrant as specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 30, 2004                By:/s/ Richard D. Surber
      ----------------                 ---------------------------------------
                                       Name: Richard D. Surber
                                       Title: President





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